

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

November 6, 2009

Via U.S. mail and facsimile

Mr. Paul K. Kelly
Chief Executive Officer
China Holdings Acquisition Corp.
1000 N. West Street, Suite 1200
Wilmington, DE 19801

> **Re: China Ceramics Co., Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed November 5, 2009**
> **File No. 333-161557**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments.

General

1. Please file the final executed versions of the legal and tax opinions.

Summary, page 6

2. We note your response to comment 7 in our letter dated November 3, 2009.
    Please also update your disclosure regarding the closing conditions in the
    Summary section on page 11. Disclose the date you expect to close the business
    combination transaction, and whether you expect that a definitive purchase
    agreement for the Gaoan production facility will be entered into prior to
    November 21, 2009. Please also provide appropriate risk factor disclosure
    relating to the Gaoan production facility closing condition.

Selected Unaudited Pro Forma Consolidated Financial Information, page 21

3. We note your response to comment 13 in our letter dated November 3, 2009. In
    note (A) on pages 91 and 96, you indicate that upon their release from escrow, the
    shares will be recorded as an adjustment to China Ceramic's basis in Hengda.
    Please clarify or revise here and elsewhere in the filing, accordingly.

Comparative Per Share Information, page 23

4. We note your response to comment 14 in our letter dated November 3, 2009. It is still not clear where you have presented equivalent pro forma per share amounts for Success Winner. It also appears that your historical per share information for Success Winner does not reflect the fact that Success Winner had only one share outstanding. Please address the following:

    - The historical financial information provided in this table should be the same as the amounts included in the historical financial statements provided in the filing. Please revise the historical per share information to reflect the fact that Success Winner had only one share outstanding, which is consistent with this entity's historical financial statements;

    - Please clearly present the equivalent pro forma per share amounts in the table, which should include the equivalent pro forma book value per share and equivalent pro forma income (loss) per share from continuing operations. As disclosed in note (11) on page 26, these equivalent pro forma per share amounts should be determined by multiplying the combined company pro forma earnings per share by the exchange ratio; and

    - You present pro forma cash dividends per share amounts. Given that elsewhere in the filing, including on page 23, you state that you do not intend to pay cash dividends, it is not clear why you have presented pro forma cash dividends per share amounts. Please advise or revise as necessary.

    Please refer to Instruction 1 to Item 3(f) of Part I.A of the Form F-4.

Risk Factors, page 28

China Ceramics, Success Winner and Stand Best each may be classified . . ., page 41

5. We note your disclosure on pages 158 and 159 that non-PRC residents may be subject to 10% PRC income tax on dividends received from China Ceramics, as well as on any gain realized from the transfer of shares by such investors. Please revise the heading of this risk factor to disclose the possibility that investors may be responsible for paying PRC income taxes, and penalties for failure to pay PRC income tax. Please also expand your risk factor disclosure here and in the Summary section on page 17 regarding the potential penalties for failure to pay applicable PRC income tax.

Mr. Paul K. Kelly
China Ceramics Co., Ltd.
November 6, 2009
Page 3

Exhibit 8.1 – Opinion of Loeb & Loeb LLP

6. We note your response to comment 39 in our letter dated November 3, 2009. Please have counsel delete the last sentence in the first paragraph on page 2 of its tax opinion as inappropriate.

As appropriate, please amend your registration statement in response to these comments. You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mitchell S. Nussbaum, Esq. (via facsimile)
        Loeb & Loeb LLP